

September 30, 2011

Via Facsimile

Jonathan Hopp
President and Chief Executive Officer
JH Designs, Inc.
11271 Ventura Boulevard #511
Studio City, California 91604

> **Re:** **JH Designs, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 13, 2011**
> **File No. 333-174196**

Dear Mr. Hopp:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Information, page 6

1. The line item "net loss" for both the audited and unaudited periods in your summary financial information appears to be your loss from operations and not your net loss. Please revise to reflect your net loss as shown in your financial statements or advise.

Description of Business, page 15

2. We note your response to comment five in our letter dated August 3, 2011.

   - Please explain whether and how your inventory is reflected on your balance sheet.

   - Please revise your descriptions of planned business activities to include a discussion of how you will achieve your plans based on your current available cash and the more than $200,000 in expenses you expect to incur as reflected in your plan of operation on page 17.

- In addition, as previously requested, please revise your disclosure to note the future business activities reflected in your plan of operation on page 17 that will receive priority over others in the event you are not able to conduct all of these activities due to a lack of funding.

Future Plans, page 17

3. We note your disclosure in the table that the total estimated cost to complete your plan of operation, before expenses associated with this offering, is $201,000. This total does not appear to be the sum of the line items listed in the table. Please revise or advise how you determined the total estimated cost and revise your disclosure as necessary. Please make any necessary changes elsewhere in your registration statement, such as on page 20. If changes in response to this comment also result in changes to the $226,000 you must raise to complete your plan of operation for the next 12 months, please revise your registration statement throughout to reflect the revised amount you must raise to complete your plan of operation.

Plan of Operation, page 20

4. In the first paragraph, please revise the proceeds of your initial funding so that it is consistent with your Form D and your disclosure in Item 15 or advise.

Results of Operations, page 21

5. We note your responses to comments six and seven in our letter dated August 3, 2011. You state on page 21 that "[w]e believe our business is not affected by these market conditions not because of falling residential real estate prices so much as by the lower volume of homes being sold. The higher the inventory of residential homes on the market, the larger the market for our services." Please reconcile this with the statement later on the same page that "revenues decreased significantly as our business was effected by the downturn in the economy."

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or Catherine Brown, Staff Attorney, at (202) 551-3513 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Thomas E. Puzzo, Esq.